EXHIBIT 99.2

Hydrogenics Corporation

First Quarter 2014 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation

This Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and operations of Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), for the three months ended March 31, 2014 and updates our MD&A for fiscal 2013. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditor’s Report for fiscal 2013 and the Consolidated Interim Financial Statements for the three months ended March 31, 2014.

The Corporation prepares its consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”).  All financial information contained in this MD&A and in the audited consolidated interim financial statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”), except for certain “Non-IFRS Measures” in Section 9 of this MD&A.

This MD&A is dated May 7, 2014 and all amounts are denominated in US dollars, unless otherwise noted.

Additional information about Hydrogenics, including our 2013 Consolidated Financial Statements and our Annual Report on Form 40-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 16 of this MD&A.

“Hydrogenics,” the “Corporation,” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation and its subsidiaries and Old Hydrogenics and its subsidiaries.

For additional information, please use www.hydrogenics.com/investor.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

Management’s Discussion and Analysis – Contents
Section		Page
1	Operating Results A detailed discussion of our operating results for the three months ended March 31, 2014	4
2	Financial Condition A discussion of the significant changes in our consolidated interim balance sheets	9
3	Summary of Quarterly Results A summary view of our quarterly financial performance	10
4	Liquidity and Capital Resources A discussion of our cash flow, liquidity, credit facilities and other disclosures	10
5	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies	13
6	Recent Accounting Pronouncements A discussion of IFRS developments that have, will or might affect the Corporation	13
7	Outlook The outlook for our business	14
8	Internal Control Over Financial Reporting A statement of responsibilities regarding internal controls over financial reporting	15
9	Reconciliation and Definition of Non-IFRS Measures A description, calculation and reconciliation of certain measures used by management	15
10	Risk Factors and Forward-looking Statements Risk factors and caution regarding forward-looking statements	16

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

1	Operating Results
A detailed discussion of our operating results for the three months ended March 31, 2014

All references to per share amounts pertain to net loss per share and are presented on a consolidated basis. Certain of the prior year’s figures have been revised, please refer to Note 2 of the Consolidated Financial Statements for the period ended March 31, 2014 for further information.

Hydrogenics Corporation
Summary Financial Analysis
(in thousands of US dollars, except per share amounts)

	Three months ended March 31,		% Favourable
	2014	2013	(Unfavourable)
		revised
Consolidated Interim Statements of Operations and Comprehensive Loss

OnSite Generation	$5,963	$6,466	(8%)
Power Systems	2,096	5,925	(65%)
Revenues	8,059	12,391	(35%)

Gross Profit	1,917	3,876	(51%)
Percentage of Revenues	24%	31%

Selling, General and Administrative Expenses	4,567	3,622	(26%)
Research and Product Development Expenses	916	860	7%

Loss from Operations	(3,566)	(606)	(488%)
Net Loss	(3,749)	(1,139)	(229%)
Net Loss Per Share	(0.41)	(0.15)	(173%)

Consolidated Statements of Cash Flows
Cash Used in Operating Activities	(3,816)	(6,158)	38%

Other Measures
Cash operating costs1	3,727	3,707	1%
Adjusted EBITDA1	(1,729)	169	NM2

Selected Additional Information
Total Assets	45,045	40,070	12%
Total Non-Current Liabilities (excluding deferred revenue)	3,789	4,076	(7%)
__________________
1 Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Please refer to Section 9 of this MD&A.
2 Not meaningful.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

Highlights for the three months ended March 31, 2014 compared to the three months ended March 31, 2013

•
Revenues decreased $4.3 million, or 35%, primarily reflecting lower shipments in our Power Systems business segment as the first quarter of 2013 included revenue from the partial delivery of the major order of fuel cell modules to our major telecom backup partner, which was not present in the first quarter of 2014. Also contributing to the decrease was a decrease in revenues on the contract for integrated power propulsion systems for an OEM, and a decrease of 8% in the OnSite Generation business segment primarily from continuing delays in the execution of anticipated sales orders and therefore delays in project commencement and completion. During the first quarter of 2014, the OnSite Generation and the Power Systems business segments received orders totaling $8.0 million (March 31, 2013 - $2.2 million) and $1.5 million (March 31, 2013 - $5.1 million), respectively.   The increase in orders received in our OnSite Generation business segment is the result of additional industrial gas and fueling station orders in the OnSite generation segment. The decrease in orders received in our Power Systems business segment is the result of additional orders in the first quarter of 2013 on the contract for integrated power propulsion systems for an OEM.

•
Gross profit declined to $1.9 million, or 24% of revenues, primarily reflecting reduced overhead absorption in both the Power and OnSite Generation segment and increased material costs in the OnSite Generation business unit.

•	Cash operating costs were $3.7 million, consistent with the comparable period in 2013.

•	Adjusted EBITDA loss increased from an adjusted EBITDA gain of $0.2 million to an adjusted EBITDA loss of $1.8 million, primarily reflecting decreased revenues and gross profit as noted above.

•
Net loss was $3.7 million, a $2.6 million or 229% increase primarily reflecting the above noted increase in Adjusted EBITDA loss of $2.0 million, as well as an increase in loss of $1.2 million due to stock based compensation expenses indexed to the increase in our share price relative to the comparable period share price, partially offset by a $0.4 million decrease in Finance loss primarily due to the change in the fair value of outstanding and exercised warrants driven by a increase in our share price in the first quarter of 2013 whereas at the end of the first quarter of 2014 our warrants were fully exercised.

•
Cash and cash equivalents and restricted cash were $11.6 million at March 31, 2014, a $2.2 million decrease from December 31, 2013 primarily reflecting: (i) $3.8 million of cash used by operating activities; and; (ii) $0.3 million of capital expenditures; partially offset by (iii) $1.7 million of operating borrowings and (iv) $0.1 million of exercised stock options and warrants.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

Business Segment Review
We report our results in two business segments (OnSite Generation and Power Systems). Corporate and Other is the provision of corporate services and administrative support. These segments are differentiated by the products developed and end-customer markets. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

OnSite Generation
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended March 31,		% Favourable
	2014	2013	(unfavourable)
Revenues	5,963	6,466	(8%)
Gross Profit	767	1,471	(48%)
Percentage of Revenues	13%	23%
Selling, General and Administrative Expenses	841	826	(2%)
Research and Product Development Expenses	383	165	(132%)
Segment Income (Loss)	(456)	480	(195%)

Revenues for the three months ended March 31, 2014 were $6.0 million, a decrease of 8% or $0.5 million over the comparable period of the previous year, primarily from continuing delays in the execution of anticipated sales orders and therefore delays in project commencement and completion. Revenues for the three months ended March 31, 2014 consisted primarily of the sale of electrolyzer products to customers in industrial gas markets. Orders awarded for the three months ended March 31, 2014 were $8.1 million, an increase of $5.9 million, as a result of an increase in orders relating to industrial gas and fueling stations. At March 31, 2014 we had $24.5 of confirmed orders (March 31, 2013 – $14.8 million), the majority of which are anticipated to be delivered and recognized in revenues in 2014.

Gross Profit decreased $0.7 million to $0.8 million (13% of revenues). Despite margin improvements previously reported and positive progress regarding product cost reductions through supply chain management and product design innovation, these benefits continue to be offset by the shortfall in revenue for the three months ended March 31, 2014, which results in under applied production capacity. Also contributing to the decrease was additional warranty costs incurred in the three months ended March 31, 2014 as OnSite Generation recorded additional costs on issues arising from recent design changes.  We do not expect these costs to continue in subsequent quarters.

Selling, General and Administrative (“SG&A”) Expenses were $0.8 million, consistent with the comparable period in 2013.

Research and Product Development (“R&D”) Expenses were $0.4 million, an increase of $0.2 million from the comparable period in 2013 as a result of increased research and development spending attributable to further prototype development costs.

Segment Income (Loss) increased in loss by $0.9 million to a loss of $0.5 million, primarily reflecting decreased revenues and gross profit.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

Power Systems
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended March 31,		% Favourable
	2014	2013	(unfavourable)
Revenues	2,096	5,925	(65%)
Gross Profit	1,150	2,405	(52%)
Percentage of Revenues	55%	41%
Selling, General and Administrative Expenses	1,055	1,195	12%
Research and Development Expenses	533	688	23%
Segment Income (Loss)	(435)	523	(183%)

Revenues were $2.1 million, a decrease of $3.8 million or 65% compared to 2013 resulting from a decrease in revenues on the contract for integrated power propulsion systems for an OEM, as well as the lack of comparable orders in 2014 from the partial delivery of the major order of fuel cell modules to our major partner, CommScope, Inc. in the first quarter of 2013. Orders awarded for the three months ended March 31, 2014 were $1.7 million (March 31, 2013 - $5.1 million). At March 31, 2014, we had $34.0 million of confirmed orders for Power Systems’ products and services (March 31, 2013 - $40.2 million).

Gross Profit was $1.2 million (55% of revenues), compared to $2.4 million (41% of revenues), reflecting the revenues discussed above.

SG&A Expenses were $1.1 million, a decrease of 12% compared to the previous year primarily resulting from general decreases in costs associated with selling, general & administrative activities.

R&D Expenses were $0.5 million, a decrease of $ 0.2 million or 23%, attributable to decreased R&D expenditures reflecting timing of spending, as well as decreased associated R&D funding.

Segment Income (Loss) was $0.4 million, a decrease of 183%, primarily reflecting decreased revenues and gross profit.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

Corporate and Other
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended March 31,		% Favourable
	2014	2013	(unfavourable)
Selling, General and Administrative Expenses	2,671	1,601	(67%)
Research and Development Expenses	-	7	(100%)
Other Finance Losses, Net	(51)	(351)	(85%)
Segment Loss	(2,858)	(2,142)	(33%)

SG&A Expenses were $2.7 million, an increase of 67% compared to the previous year resulting from fair value adjustments for our deferred compensation plans driven by an increase in our share price. Excluding these fair value adjustments, SG&A expenses have decreased $0.1 million as a result of a continued focus on cost management.

R&D Expenses for 2014 were less than $0.1 million.

Other Finance Losses were $0.1 million, compared to $0.4 million in the comparable period of 2013. This change is primarily the result of the lack of changes in the fair value of exercised and outstanding warrants driven by an increase in our share price in the first quarter of 2013, as the warrants were fully exercised in the first quarter of 2014.

Segment Loss for the three months ended March 31, 2012 was $2.9 million, an increase of $0.7 million primarily reflecting increased SG&A expenses as a result of fair value adjustments for our deferred compensation plans driven by an increase in our share price as noted above.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

2	Financial Condition
A discussion of the significant changes in our Consolidated Interim Balance Sheets

	March 31	December 31	Change
(in thousands of US dollars)	2014	2013	$	%
Cash, cash equivalents, restricted cash and short-term investments	$11,620	$13,847	(2,227)	(16%)
Trade and other receivables	8,205	5,391	2,814	52%
Inventories	16,635	12,821	3,814	30%
Operating borrowings	1,722	-	1,722	100%
Trade and other payables	17,261	13,193	4,068	31%
Provisions (current and non-current)	3,066	2,893	173	6%
Deferred revenue (current and non-current)	16,136	13,653	2,483	18%
Warrants	-	1,075	(1,075)	(100%)
Other non-current liabilities	2,991	3,095	(104)	(3%)

Cash, cash equivalents, restricted cash and short-term investments were $11.6 million, a decrease of $2.2 million or 16%. Refer to Section 4 - Liquidity and Capital Resources, for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $8.2 million, an increase of $2.8 million or 52% reflecting later timing of delivery on orders during the quarter, resulting in a greater proportion of receivables remaining outstanding at March 31, 2014.

Inventories were $16.6 million, an increase of $3.8 million or 30% reflecting; (i) increased purchases and work-in-progress for orders scheduled for delivery in the balance of 2014; partially offset by (ii) the weakening of the Canadian dollar relative to the US dollar resulting in a decrease of $1.1 million.

Operating borrowings were $1.7 million, reflecting proceeds from operating borrowings used in operating activities. There were no operating borrowings at March 31, 2014.

Trade and other payables were $17.3 million, an increase of $4.1 million or 31% reflecting; (i) timing of purchases of inventory for orders scheduled for delivery in the balance of 2014; partially offset by (ii) the weakening of the Canadian dollar relative to the US dollar.

Provisions were $3.1 million, an increase of $0.2 million or 6% principally reflecting additions to warranties as a result of revenue in the quarter.

Deferred revenues were $16.1 million, a decrease of $2.5 million or 18% reflecting the conversion of customer deposits on hand at December 31, 2013 into revenue and fewer deposits received on orders booked during the three months ended March 31, 2014.

Warrants were nil, a decrease of $1.1 million or 100% resulting from the exercise of 69,072 Series B warrants. There are no outstanding warrants as at March 31, 2014.

Other non-current liabilities were $3.0 million at March 31, 2014 a decrease of 3%. This decrease reflects a less than $0.1 million decrease in the value of repayable government contributions.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

3	Summary of Quarterly Results
A summary view of our quarterly financial performance

The following table highlights selected financial information for the eight consecutive quarters ended March 31, 2014.

(thousands of US dollars - except per share amounts)	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2
				As Revised
Revenues	$8,059	11,000	9,236	9,786	12,391	9,817	7,897	8,259
Gross Profit	1,917	2,705	2,730	2,749	3,877	1,328	1,702	1,435
Percentage of Revenues	24%	25%	30%	28%	31%	14%	22%	17%
Adjusted EBITDA 1	(1,729)	(162)	(350)	(873)	170	(2,200)	(3,074)	(2,032)
Net Loss	(3,749)	(3,100)	(491)	(4,178)	(1,139)	(3,388)	(3,026)	(3,181)
Net Loss Per Share (Basic and Fully Diluted)	(0.41)	(0.35)	(0.05)	(0.49)	(0.15)	(0.44)	(0.39)	(0.42)
Weighted Average Common Shares Outstanding	9,073,527	9,003,960	8,963,599	8,542,637	7,843,373	7,724,427	7,688,197	7,562,012

1 Adjusted EBITDA is a Non-IFRS measure, see Section 9.

The Corporation has adopted IAS 19, Employee Benefits as of January 1, 2013.  IAS 19 requires the net defined benefit liability to be recognized on the balance sheet without any deferral of actuarial gains and losses and past service costs as previously allowed. Past service costs are recognized in net income when incurred. Re-measurements consisting of actuarial gains and losses are recognized in other comprehensive income and deficit, without subsequent reclassification to net income. The Corporation continues to immediately recognize in retained earnings all pension adjustments recognized in other comprehensive income.

The Company adopted these amendments retrospectively and adjusted its opening equity as at January 1, 2012 to recognize re-measurements consisting of actuarial gains and losses in other comprehensive income.

4	Liquidity and Capital Resources
A discussion of our cash flow, liquidity, credit facilities and other disclosures

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Provided By (Used in) Operating Activities
(in thousands of US dollars)	Three months ended March 31,		% Favourable
	2014	2013	(Unfavourable)
Net loss for the year	$(3,749)	$(1,139)	$(2,610)	(229%)
(Increase) decrease in restricted cash	(253)	(225)	(28)	(12%)
Changes in non-cash working capital	(1,972)	(6,093)	(4,121)	(68%)
Other Items not affecting cash	2,158	1,299	859	66%
Cash provided by (used in) operating activities	$(3,816)	$(6,158)	$(2,342)	(38%)

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

Changes in cash used in operating activities for the three months ended March 31, 2014, compared to the three months ended March 31, 2013 are discussed below.

•	Net loss decreased $2.6 million or 229% as described above in Section 1 - Operating Results.

•	Non-cash working capital decreased $4.1 million as detailed above Section 2 - Financial Condition.

•
Other items increased by $0.9 million or 66%, primarily as a result of: (i) $1.2 million as a result of fair value adjustments for our deferred compensation plans driven by an increase in our share price as noted above; partially offset by (ii) the decrease in other finance loss of $0.2 million; and decrease in net stock based compensation of $0.1 million.

As noted in our 2013 MD&A, we continue to anticipate using between $6.0 million and $8.0 million in 2014 to fund our anticipated net losses, non-cash working capital requirements and capital expenditures.   These estimates are based on our actual results for the three months ended March 31, 2014 and our outlook for the nine months ending December 31, 2014.

In the first quarter of 2014, we filed a final short form base shelf prospectus with certain Canadian and US securities regulatory authorities. The shelf prospectus will allow us to offer, from time to time over a 25-month period, up to $100 million of debt, equity and other securities.

Cash Used in Investing Activities
(in thousands of US dollars)	Three months ended March 31,		Change
	2014	2013	$	%
Cash used in investing activities	$(377)	$(189)	188	(100%)

Cash used in investing activities was $0.4 million for the three months ended March 31, 2014, an increase of $0.2 million as a result of increased property, plant and equipment and intangible purchases. In the three months ended March 31, 2014, the cash used in investing activities reflects $0.3 million of capital expenditures and $0.1 million of intangible expenditures. In the three months ended March 31, 2013, the cash used in investing activities reflects $0.2 million of capital expenditures.

Cash Provided By Financing Activities
(in thousands of US dollars)	Three months ended March 31,		Change
	2014	2013	$	%
Cash provided by financing activities	$1,781	$1,835	54	(3%)

Cash provided by financing activities for the three months ended March 31, 2014 was $1.8 million, consistent with the three months ended March 31, 2013.  Cash provided by financing activities for the three months ended March 31, 2014 primarily reflects increased operating borrowings and cash provided upon exercise of stock options. Cash provided by financing activities in the three months ended March 31, 2013, primarily reflecting operating borrowings and cash provided upon exercise of 115,000 Series A and Series B warrants.

Credit Facilities
We utilize a credit facility with a Belgian based financial institution, to better manage our short-term cash requirements and to support standby letters of credit and letters of guarantee provided to customers. At March 31, 2014, we had operating lines of credit for up to 5.3 million euro, or the US equivalent of $7.3 million (December 31, 2013 - $12.0 million). Subsequent to period end, the operating lines of credit were increased to 7.0 million euro.

Pursuant to the terms of our credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian-based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 5.3 million euro. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 0.75 million euro, provided sufficient room exists under the overall facility limit of 5.3 million euro. The Borrower may also borrow up to 1.25 million euro for general business purposes, provided sufficient limit exists as the overall facility remains at 5.3 million euro at March 31, 2014.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

At March 31, 2014, the amount of the available lines of credit was reduced by 3.3 million Euro, the amount of the outstanding standby letters of credit and letters of guarantee, issued under the facility by the Belgian financial institution, and 1.25 million Euro has been drawn upon the operating line of credit. At March 31, 2014, we had availability of 0.7 million Euro or the US equivalent of $1.0 million (December 31, 2013 - $4.4 million).

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1 million Euro secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding our subsidiary from providing security over its assets. Additionally, our subsidiary is required to maintain a solvency covenant of not less than 25% and ensure that its intercompany accounts with us do not fall below a defined level. At March 31, 2014, the Borrower was in compliance with these covenants.

Within the Power Systems business segment, we have an additional $2.4 million (December 31, 2013 - $2.4 million) of available operating lines of credit, for which $2.4 million is outstanding, representing standby letters of credit and letters of guarantee issued by the financial institution. At March 31, 2014, the Corporation had availability of $nil (December 31, 2013 - $nil).

Other Loan Facilities
On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6.0 million.  Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan commencing from the first disbursement. At the project completion date of September 30, 2015, the outstanding amount of the loan is subject to accelerated repayment in an amount based on the percentage shortfall of actual expenditures incurred to date compared to the contractual minimum. Such amount will be immediately repayable with interest calculated from the date of the last disbursement at a rate of 5.67%.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, we are required to maintain a minimum balance of cash in CAD dollars or, alternatively, obtain permission from the lender to maintain equivalent balances in other currencies.

Contingent Off-balance Sheet Arrangements
We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as we are not aware of any claims.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements as we are not aware of any claims.

5	Critical Accounting Policies and Estimates
A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies

Our consolidated interim financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the amounts reported in our consolidated interim financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2013 annual consolidated financial statements. We believe there have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2013. These policies are incorporated herein by reference. Preparation of our consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary significantly from those estimates.

6	Recent Accounting Pronouncements
A discussion of IFRS developments that have, will, or might affect the Corporation

Recently Issued Accounting Standards
Our accounting policies are described in note 2 of our consolidated interim financial statements. Information on the adoption and impact of new and revised accounting standards that the Corporation was required to adopt effective January 1, 2014 are as disclosed in our consolidated interim unaudited financial statements and related notes and as described in our 2013 MD&A dated March 6, 2014. There have been no material changes to our accounting policies from what was disclosed at that time other than what is disclosed in our consolidated interim financial statements.

The IASB has issued accounting standards that have not yet been adopted by the Corporation. The accounting standards are the same accounting standards issued but not yet applied as noted in the consolidated financial statements for the year ended December 31, 2013, except for those not adopted effective January 1, 2014 as disclosed in our consolidated interim financial statements.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

7	Outlook
The outlook for our business.

Current Market Environment

We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization. We also continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

In addition, our agreement with CommScope lays the foundation for a strategic relationship dedicated to penetrating the large and growing market for telecom, AC, and DC backup power systems. This relationship resulted in our first significant order for telecom backup power in 2013.  We continue working closely with CommScope in North America and Europe, and both companies see strong potential demand for power modules that address opportunities within the significantly growing backup power markets around the globe. In that vein, we are developing a broader range of products at various power levels, aiming for more attractive solutions and better economies of scale for our customers.  However, we do not yet have visibility on significant near-term market opportunities in these backup power applications that have delivery in 2014.  We will continue to evaluate and pursue these opportunities as they arise.

The traditional on-site industrial hydrogen market has also seen modest growth in recent months as economies in the regions that do not have ready access to hydrogen delivered by truck or pipe continue to improve.  This growth is reflected in the improved OnSite Generation backlog as well as opportunities in our sales pipeline.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline its operations and consolidated financial position.  At March 31, 2014, we maintain an order backlog of $58.5 million (December 31, 2013 - $57.0 million) spread across numerous geographical regions.

However, as a global corporation, we are subject to the risks arising from adverse changes in global economic and political conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable.  This could result in our current or potential customers delaying or reducing purchases. As we have witnessed in recent years, there is a threat of reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Delivery Outlook

We operate in various markets and in this MD&A, define the market in which we have a product offering, as a relevant market.  Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors beyond our control, such as macro economic conditions.  As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

A detailed analysis of delivery outlook by relevant market is contained in the 2013 Annual MD&A.  We believe that this analysis remains valid.  However, the timing of delivery and ultimate revenue recognition will be such that delivery will accelerate in the second half of 2014 with the fourth quarter representing the strongest quarter of the year for both deliveries and revenue recognition.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

8	Internal Control Over Financial Reporting
A statement of responsibilities regarding internal controls over financial reporting.

There were no changes in our internal controls over financial reporting during the interim period ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

9	Reconciliation and Definition of Non-IFRS Measures
A description, calculation and reconciliation of certain measures used by management.

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization and other losses “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated interim financial statements. Accordingly, we are presenting Adjusted EBITDA and cash operating costs in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purposes of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization
We report Adjusted EBITDA because it is a key measure used by management to evaluate the performance of business units and the Corporation. EBITDA or Adjusted EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors, such as historical cost.

For the year ended December 31, 2013 we have also changed the definition of Adjusted EBITDA to exclude stock based compensation (both share settled and cash settled stock based compensation).  We believe that removing this expense allows for a better focus and measurement on operational performance.

Adjusted EBITDA is not a calculation based on IFRS and should not be considered an alternative to loss from operations or net income (loss) in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated interim statements of cash flows. Investors should carefully consider the specific items included in our computation of Adjusted EBITDA. While Adjusted EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

The following is a reconciliation of Adjusted EBITDA with net loss. Adjusted EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

Adjusted EBITDA
(thousands of US dollars)	Three months ended March 31
	2014	2013
Net loss	$(3,749)	$(1,139)
Finance loss (income)	183	533
Depreciation of property, plant and equipment	131	189
Amortization of intangible assets	9	9
Cash settled long term compensation indexed to share price	1,561	401
Share settled stock-based compensation expense	136	176
Income tax expense	-	-
Adjusted EBITDA	$(1,729)	$169

Cash Operating Costs
We report cash operating costs because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating costs are a useful measure in assessing our fixed operating costs.

Cash operating costs are not based on IFRS and should not be considered an alternative to loss from operations in measuring the Corporation’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated interim statements of operations. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs were disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following is a reconciliation of cash operating costs with loss from operations. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash operating costs
(thousands of US dollars)	Three months ended March 31
	2014	2013
Loss from operations	$3,566	$606
Add: Gross margin	1,917	3,876
Less: Stock-based compensation inclusive of compensation costs indexed to our share price	(1,697)	(577)
Less: Depreciation of property, plant and equipment	(50)	(189)
Less: Amortization of intangible assets	(9)	(9)
Cash operating costs	$3,727	$3,707

10	Risk Factors and Forward-looking Statements
Risk factors and caution regarding forward-looking statements

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

A summary of our identified risks and uncertainties are as follows:

•
Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

•
The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

•	Our mix of revenues in the recent past does not reflect our current business strategy; it may be difficult to assess our business and future prospects.
•	We may not be able to implement our business strategy and the price of our common shares may decline.
•
Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.

•
We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

•	Our operating results may be subject to currency fluctuation.
•	Our insurance may not be sufficient.
•	Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
•
Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

•
Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.

•	Changes in government policies and regulations could hurt the market for our products.
•	Lack of new government policies and regulations for the energy storage technologies could hurt the development of the Power-to-Gas market for our hydrogen energy storage products.
•	Development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
•	We could be liable for environmental damages resulting from our research, development or manufacturing operations.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

•
We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

•	We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
•
Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

•
We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

•	We may not be able to manage successfully the anticipated expansion of our operations.
•	If we do not properly manage foreign sales and operations, our business could suffer.
•	We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
•	We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
•
We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

•
We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

•
We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

•	Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
•	The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
•	Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
•	We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
•	Our involvement in intellectual property litigation could negatively affect our business.
•	Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.
•	If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.
•
As a result of the strategic alliance entered into with CommScope and Enbridge, they own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

•	A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

•
If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital. Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.

•
Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.

•	US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
•	Our share price is volatile and we may continue to experience significant share price and volume fluctuations.
•
As at March 31, 2014 there were 489,750 stock options to purchase our common shares, nil Series A and Series B warrants, and 82,842 DSUs. If these securities are exercised, our shareholders will incur substantial dilution.

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on Nasdaq; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

First Quarter 2014 Management’s Discussion and Analysis

Hydrogenics Corporation

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s fiscal 2013 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

First Quarter 2014 Management’s Discussion and Analysis